

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Steve Slilaty, Ph.D.
Chief Executive Officer
Sunshine Biopharma, Inc.
1177 Avenue of the Americas, 5th Floor
New York, NY 10036

> **Re: Sunshine Biopharma, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 1, 2024**
>   **File No. 333-276817**

Dear Steve Slilaty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Cahlon, Esq.